82-34729


03024185


SEC MAIL PROCESSING
RECEIVED
MAY 22 2003
WASH. D.C. 155 SECTION



LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

SUPPL

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

ANNUAL INFORMATION FORM

May 1, 2003

dlw 7/1

TABLE OF CONTENTS

Forward-Looking Information

This Annual Information Form contains certain forward-looking statements relating, but not limited to, the Trust's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Trust. By its nature, the Trust's forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various world events which could disrupt travel patterns and hotel operations; and technological changes.

The Trust undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

THE TRUST

Legacy Hotels Real Estate Investment Trust (the "Trust" or "Legacy") is an unincorporated closed-end real estate investment trust created on September 11, 1997 pursuant to a Declaration of Trust dated as of September 11, 1997, as amended and restated as of April 24, 2003 (the "Declaration of Trust"). The Trust is governed by the laws of the province of Alberta. The head office of the Trust is located at Suite 1070, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, T2P 3C5 and its principal place of business is located at Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7.

Legacy was established to own and manage hotel properties for the benefit of its Unitholders. The initial public offering of units of the Trust was completed on November 10, 1997.

BUSINESS OF THE TRUST

Legacy acquired beneficial ownership of 11 hotels (the "Initial Portfolio") from an affiliate of Fairmont Hotels & Resorts Inc. (Fairmont Hotels & Resorts Inc. and its affiliates being collectively referred to as "FHR") on November 10, 1997 following the completion of the initial public offering of Units of the Trust. FHR acquired 19,748,164 Units, representing approximately 33.3% of the outstanding Units. Subsequently, the Trust acquired 12 additional hotel properties, increasing the total portfolio to 22 luxury and first class full service hotels and resorts located in major centres across Canada and one luxury hotel in the United States (the "Hotel Portfolio").

The Trust owns all of the outstanding shares of Legacy Hotels Corporation (the "Operator"), a corporation incorporated under the laws of Canada, to lease the hotels, to own the operating assets of the hotels and to employ their operating staff. The Operator entered into management agreements with Canadian Pacific Hotels Management Corporation ("CPHMC") in respect of the Initial Portfolio (the "CPHMC Management Agreements") on November 10, 1997, pursuant to which CPHMC manages the day-to-day operations and administration of each of the hotels, in accordance with the operating policies established by the Trustees. CPHMC uses the knowledge and experience of the officers and key employees of affiliated management companies, Fairmont Hotels Inc. ("Fairmont") and Delta Hotels Limited ("Delta"), which companies provide their services to CPHMC under separate service agreements dated as of November 1, 1997, as amended (the "Fairmont Services Agreement") and November 4, 1998, as amended (the "Delta Services Agreement"), respectively. Under the Fairmont Services Agreement and the Delta Services Agreement, in addition to having access to the hotel management expertise of both organizations, CPHMC also enjoys the benefits of other facilities and services provided by Fairmont and Delta to fulfill its obligations with the Operator.

The Trust and the Operator entered into an advisory arrangement (the "Advisory Agreement") with CPHMC on November 10, 1997. This Agreement was amended as of December 4, 2000 to extend it for a further three-year term. The Advisory Agreement

provides the Trust with access to CPHMC's market knowledge and expertise to assist the Trustees in their management and investment decisions.

Each of the hotels in the Hotel Portfolio, except the Delta Barrington, Delta Toronto East, Delta Toronto Airport West, Delta Winnipeg, The Fairmont Winnipeg, The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Washington, D.C., are managed by CPHMC in its capacity as hotel manager. Delta has entered into separate management agreements with the Operator in respect of the Delta Barrington, Delta Toronto East, Delta Toronto Airport West and Delta Winnipeg (the "Delta Management Agreements"). Fairmont has entered into separate management agreements with the Operator in respect of The Fairmont Winnipeg, The Fairmont Empress, Fairmont Le Château Frontenac and The Fairmont Washington, D.C. (the "Fairmont Management Agreements"). The CPHMC Management Agreements, the Delta Management Agreements and the Fairmont Management Agreements are collectively referred to as the "Management Agreements".

The following diagram illustrates the structure described above:



Public Unitholders
Fairmont Hotels & Resorts Inc. ("FHR")
Units (1)
100% common
FHR Real Estate Corporation ("FHRREC")
65% Units
Voting Certificates (1)
Exchangeable Shares (1)
Legacy Hotels Real Estate Investment Trust ("Trust")
Operating Leases
Hotel Leases
Advisory Agreement
100% common
100% common
Eau Claire Hotel Operating Trust ("Sheraton")
Legacy Hotels Corporation ("Operator")
Hotel Premises Use and Management Agreements
Legacy EF Inc. ("Legacy EF")
Management Agreement
Management Agreements
Canadian Pacific Hotels Management Corporation ("CPHMC")
100% common
LHCW Hotel Holding LLC ("Washington")
Service Agreements
Service Agreements
Management Agreements
Delta Hotels Limited ("Delta")
Management Agreements
100% common
Fairmont Hotels Inc. ("Fairmont")
Management Agreement
Management Agreement
83.5% common

Note (1): FHR holds approximately 35% of the Units of the Trust, directly or indirectly

FHR Real Estate Corporation ("FHRREC"), formerly known as Canadian Pacific Hotels Real Estate Corporation, and CPHMC entered into a strategic alliance agreement with the Trust and the Operator as of November 10, 1997. This agreement was assigned to FHR as a result of the corporate reorganization in June 1999 (see "General Development of the Business"). This agreement gave the Trust the first opportunity to invest in each business hotel in Canada that FHR proposed to develop or had the opportunity to acquire. The agreement was amended as of December 4, 2000, to allow the Trust to also have a first opportunity to acquire any resort property in Canada that FHR owns or has the opportunity to acquire. In turn, the Trust gave up its right of first refusal with respect to development properties that FHR proposes to develop, with the exception of the Southtown lands which are located in downtown Toronto south of Union Station and west of the Air Canada Centre, the Coal Harbour lands in downtown Vancouver, which stretch along the waterfront over one kilometre from The Fairmont Waterfront towards Stanley Park, and The Fairmont Vancouver Airport.

GENERAL DEVELOPMENT OF THE BUSINESS

- In December 1999, the Trust obtained approvals from the OSC and the TSE to acquire for cancellation up to one million of the outstanding Units during any 12-month period by normal course purchases through the facilities of the Toronto Stock Exchange (the "TSX"). The Trust purchased and cancelled a total of 133,900 Units, at prices ranging from $7.80 to $8.65 under this plan.

- In June 2000, the Trust acquired the Crowne Plaza in downtown Winnipeg, Manitoba for $29.5 million in cash. Delta now manages the hotel and has rebranded the property as the Delta Winnipeg.

- In August 2000, the Trust issued 6.4 million Units by way of an equity offering at a cost of $8.60 per Unit aggregating $55,040,000. The costs of the offering were $2,104,000. FHR acquired 2.9 million of these Units at a price of $8.60 per Unit, or $24,940,000 as a result of participating in the equity offering to maintain its approximate one-third ownership in the Trust.

- In September 2000, the Trust purchased The Lombard for $29 million. The Trust paid 40% of the purchase price, or $11.6 million, in cash and the balance by the issuance of 1,986,301 Units. Fairmont manages the hotel and has rebranded the property The Fairmont Winnipeg.

- In November 2000, the luxury hotels in the Hotel Portfolio managed by Fairmont were rebranded as Fairmont hotels. The cost of this transition was borne entirely by Fairmont.

- In February 2001, the Trust acquired from FHRREC, The Fairmont Empress located in Victoria, British Columbia and the Fairmont Le Château Frontenac in Quebec City, Quebec, for an aggregate purchase price of approximately $305 million.

- In May 2001, FHR and the previous owner of The Fairmont Winnipeg, James Richardson & Sons, Limited, sold by way of a secondary offering 10.9 million Units at $8.60 per Unit. The Trust did not receive any of the proceeds of the offering. By selling 9.9 million Units, FHR reduced its equity investment in Legacy to approximately 34%.

- In September 2001, FHR elected to receive its distributions and dividends by way of Units through the distribution reinvestment plan and private placement, for the third quarter of 2001. In December 2001, March 2002 and June 2002, it again elected to receive Units instead of distributions and dividends. As of the date hereof, FHR has received a total of 2,265,579 Units in this manner. For the third and fourth quarter 2002 distributions and for the first quarter distribution in 2003, FHR elected to receive cash for their distribution. FHR has decided that it will determine on a quarterly basis whether to receive its distributions in cash or Units.

- In February 2002, the Trust issued $150 million 7.75% convertible subordinated debentures, maturing in April 2007. The proceeds will be used to reduce existing indebtedness, fund acquisitions and profit enhancing projects and for general purposes (See Description of Units, Voting Certificates and Declaration of Trust – Convertible Debentures.).

- In July, 2002, the Trust finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The hotel was purchased with cash for an aggregate purchase price of $65 million (See below – "Description of the Business – Sheraton Suites Calgary Eau Claire").

- In November, 2002 Legacy issued 19,500,000 units, of which approximately 13,000,000 units were sold to the public and approximately 6,500,000 units were issued to a wholly-owned subsidiary of FHR, for net proceeds of $145.6 million. Legacy was not required to pay underwriter fees on the units issued to FHR.

- In November, 2002, the Trust completed a private placement of $100 million Series 3 senior unsecured debentures which mature on December 15, 2003.

- In December, 2002, the Trust acquired the assets of the Monarch Hotel in Washington, D.C. for a total consideration of $229.1 million. The purchase price was partially satisfied by the assumption of existing debt in the amount of US$51.3 million and the balance was paid in cash. The property, now flagged The Fairmont Washington, D.C., is Legacy's first acquisition outside of Canada.

- In March 2003, Neil J. Labatte was appointed President and Chief Executive Officer of Legacy. Previously, he held the positions of President and Chief Operating Officer.

DESCRIPTION OF THE BUSINESS

HOTEL INDUSTRY – OVERVIEW

The hotel industry is comprised of a large number of hotel operators having widely different characteristics, ranging from proprietors of unbranded individual properties to large international hotel chains managing or franchising hundreds of hotels worldwide. These operators respond to the differing demands of the market by operating hotels of various sizes and classes, each offering a particular mix of services at a corresponding price level. Full service hotels generally provide a range of facilities and amenities, including food and beverage outlets, meeting rooms, business centres and on-site recreational facilities. Within the full service category, there is a further stratification of the market, with hotels referred to as first class and luxury generally offering progressively higher levels of service at correspondingly higher rate levels.

ACQUISITIONS

Washington, D.C.

On December 4, 2002, Legacy completed its first acquisition outside of Canada with the purchase of the Monarch Hotel in Washington, D.C. for $229.1 million. The purchase price was partially satisfied by the assumption of US$51.3 million of existing debt with the balance paid in cash. Legacy entered into a long-term, incentive-based management contract for this hotel with FHR. In connection with securing this contract, Fairmont will pay a fixed amount to Legacy over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract. Also in connection with this transaction, Legacy and FHR entered into reciprocal loan agreements for US$67.6 million. The loans mature in October 2008 and bear interest at normal commercial rates payable quarterly in arrears. In the event either party does not make its required interest or principal payments, the other party is not required to make its payments either. The loans meet all the requirements for a right of setoff and as such, are presented on a net basis in the consolidated financial statements.

Sheraton Suites Calgary Eau Claire

The Trust acquired the Sheraton Suites Calgary Eau Claire on July 12, 2002 for an aggregate purchase price of $65 million paid in cash from the proceeds of the issuance of the convertible debentures earlier in the year. This hotel was awarded the prestigious Starwood Select Best in Brand in North American in 2001 with the highest guest satisfaction score amongst Sheraton hotels. Management believes the property significantly enhances Legacy's product positioning in the Calgary market.

Empress/Frontenac

The Trust acquired The Fairmont Empress and Fairmont Le Château Frontenac on February 1, 2001 from FHRREC for an aggregate price of approximately $305 million, being approximately $120 million for The Fairmont Empress and approximately $185 million for Fairmont Le Château Frontenac. The Trust received an independent indication of the fair market value from an independent valuator prior to the purchase. The acquisition was also approved by the Independent Trustees following their receipt of a fairness opinion from an independent third party. A majority of the Units of the Trust, excluding those held directly or indirectly by FHR, its affiliates and their respective directors and officers, voted in favour of the transaction at a special meeting called on December 4, 2000.

The hotels are held in an indirect unrestricted subsidiary of the Trust, Legacy EF Inc. ("Legacy EF"). To satisfy the purchase price, FHRREC received 14.7 million exchangeable shares ("Exchangeable Shares") of Legacy EF and $179 million in cash. In addition to the purchase price, Legacy EF incurred closing and transaction related costs of approximately $11 million. The cash component of the purchase price was funded from the net proceeds of secured, non-recourse loans to Legacy EF from third party lenders (the "Loans"). The Loans are secured by mortgages on the respective hotels, together with, among other things, assignments of the relevant hotel leases and management contracts.

The Exchangeable Shares are non-voting, and are exchangeable at the option of the holder for Units of the Trust on a one-for-one basis at any time following the fifth anniversary of the closing of the Empress/Frontenac Acquisitions. The Exchangeable Shares may not, however, be exchanged unless the Trust confirms that the exchange would not jeopardize the Trust's status as a "unit trust", "mutual fund trust" or "registered investment" for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). In addition, FHRREC has agreed not to exchange more than two-thirds of the Exchangeable Shares after the fifth anniversary of the closing unless the combined debt service coverage for the two hotels is greater than an agreed amount. The dividend on the Exchangeable Shares is equivalent to the distributions payable to Unitholders of the Trust, less Part VI.1 taxes under the Tax Act payable by Legacy EF as a result of the dividend. The obligations of Legacy EF under the Exchangeable Shares are subordinate to its obligations under the Loans. One voting certificate of the Trust (the "Voting Certificates") was issued by the Trust for each Exchangeable Share issued, being 14.7 million Voting Certificates in aggregate. The Voting Certificates are being held in trust for the benefit of a subsidiary of FHRREC by Computershare Trust Company of Canada. Each Voting Certificate will be entitled to one vote at each meeting of Unitholders of the Trust (see "Description of Units, Voting Certificates and Declaration of Trust").

At the closing of the purchase of the hotels, Legacy EF entered into 25-year triple-net leases (the "Hotel Leases") with the Trust, whereby the hotel lands and buildings were leased to the Trust. The Trust, in turn, entered into operating leases (the "Operating Leases") with respect to the hotel lands and buildings with the Operator. The Operator made the hotels available to Legacy EF pursuant to hotel premises use, management and loan agreements. The result is that the hotels are operated by Legacy EF which pays a use fee to the Operator in an amount which represents the net operating income of the hotels less certain adjustments.

The terms of the Operating Leases are consistent with other operating leases between the Trust and the Operator for the other hotels in the Trust's Hotel Portfolio. The Operator pays rent to the Trust, such rent approximating the net cash flow generated by the hotels. As part of the acquisition, Legacy EF assumed the existing long-term management agreement with Fairmont for each hotel. The net rent under the Hotel Leases will be sufficient to fully pay the debt service costs under the Loans as well as various taxes and corporate costs associated with carrying on the business of Legacy EF. The lease payments to be made to Legacy EF for each of the Hotel Leases were established by negotiation between the Trust, the Operator and Legacy EF. The Hotel Leases contain clauses that provide the lessee with the option to terminate the respective Hotel Leases in the event that cash flows from the hotels are insufficient to pay the debt service on the Loans for a trailing period of 12 consecutive months. This option to terminate and the non-recourse nature of the Loans limit the Trust's obligation to Legacy EF in respect of the Loans to the amount of one year's debt service on the Loans.

FHRREC paid $6.4 million to the Trust at the end of 2001 as the anticipated returns were not achieved, largely because of the slowing North American economy and the tragic terrorism events of September 2001 in the U.S. This amount was treated as a purchase price adjustment.

DESCRIPTION OF THE HOTEL PORTFOLIO

The hotels in the Hotel Portfolio are geographically diversified, comprising 23 luxury and first class full service hotels located in 14 cities and nine provinces and one luxury hotel in the United States. The following is a description of each of the hotels in the Hotel Portfolio.

The Fairmont Empress – 721 Government Street, Victoria, British Columbia

Named after Queen Victoria, The Fairmont Empress opened its doors to guests in 1908. The 477-room, restored heritage hotel overlooks Victoria's inner harbour. During the years 1988-89, the hotel was completely refurbished at a cost of $53.5 million, restoring it to its former splendour. The Fairmont Empress offers five meeting rooms of varying sizes, totalling 10,500 square feet and is conveniently located adjacent to and fully integrated with the Victoria Conference Centre. Facilities include Fairmont Gold, a health club and indoor pool. In January 2002, a new spa, Willow Stream the spa at The Fairmont Empress, opened at a cost of approximately $5.9 million. Willow Stream is Fairmont's signature spa product.

The Fairmont Hotel Vancouver – 900 West Georgia Street, Vancouver, British Columbia

A 556-room hotel located in the centre of Vancouver's downtown business, cultural and shopping district, The Fairmont Hotel Vancouver has been a city landmark for decades. The hotel has 15 meeting rooms, with total function space of over 37,000 square feet. Facilities also include a business centre, a full service spa and a health club with an indoor pool. In 1996, The Fairmont Hotel Vancouver completed a multi-year program extensively

renovating the hotel and culminating with a complete refurbishment and upgrading of its lobby, retail and public areas.

The Fairmont Waterfront – 900 Canada Place Way, Vancouver, British Columbia

A 489-room luxury hotel in a magnificent setting, The Fairmont Waterfront offers spectacular views of Vancouver's dynamic harbour area against a backdrop of snow-capped mountain peaks. The 23-storey hotel is linked to a retail complex and landscaped public areas that provide direct access to the Vancouver Trade and Convention Centre and Cruise Ship Terminal. Facilities include 11 meeting rooms with over 24,000 square feet of function space, a business centre and a health club with a heated outdoor pool.

Delta Calgary Airport – 2001 Airport Road N.E., Calgary, Alberta

A 296-room hotel located within the Calgary International Airport complex, Delta Calgary Airport provides a unique combination of convenience and western hospitality. The hotel's facilities include a health club with an indoor pool and 15 meeting rooms comprising in excess of 19,500 square feet of function space. Offering all the facilities of a city-centre hotel just steps away from the passenger terminal, Delta Calgary Airport is an ideal location for business meetings and a convenient stopover for visitors to Alberta. The lease of the property on which the hotel is situated expires in 2007 with an option in favour of the lessee to renew for 10 years.

The Fairmont Palliser – 133-9th Avenue S.W., Calgary, Alberta

Located in the heart of downtown Calgary, The Fairmont Palliser has been a striking landmark and focal point of major events in the city since it opened in 1914. The elegant 12-storey building has been restored to its original grandeur through a multi-year renovation program involving expenditures in excess of $30 million. The Fairmont Palliser offers a total of 405 rooms, and provides 21,700 square feet of function space in its 14 meeting rooms. Facilities also include a business centre and a health club. The latest capital improvement included an indoor pool, which was completed in 1997 for a total of $1.4 million.

Sheraton Suites Calgary Eau Claire – 255 Barclay Parade S.W. Calgary, Alberta

This high quality hotel is in one of Calgary's prime downtown locations, at the heart of the city's vibrant Eau Claire Market shopping and recreation district. The 323-suite hotel has 12 meeting rooms with a total of 10,000 square feet and is connected to the financial district by an elevated walkway system.

The Fairmont Hotel Macdonald – 10065-100th Street, Edmonton, Alberta

Constructed in the grand chateau style and located on a picturesque riverbank site in the heart of downtown Edmonton, The Fairmont Hotel Macdonald has been a city landmark since it opened in 1915. The hotel was restored to its traditional elegance and style in a major refurbishment program that was completed in 1991. The Fairmont Hotel Macdonald offers

198 rooms and a full range of facilities including eight meeting rooms with 10,600 square feet of function space, business services and a health club with an indoor pool.

Delta Bessborough – 601 Spadina Crescent East, Saskatoon, Saskatchewan

Built in 1935, the 225-room Delta Bessborough stands in the heart of Saskatoon's business and shopping district. The Delta Bessborough offers 11 meeting rooms of varying sizes encompassing over 18,000 square feet of function space. Facilities also include a business centre and a health club with an indoor pool. An extensive renovation program including the public areas, guest rooms, arrivals area and convention space was completed in 2000 at a total cost of $2.5 million.

The Fairmont Winnipeg – 2 Lombard Place, Winnipeg, Manitoba

The Fairmont Winnipeg, built in 1970, is located downtown close to the Winnipeg convention centre. It has 340 guest rooms and nine meeting rooms encompassing a total of 18,600 square feet of function space. In 2002, The Fairmont Winnipeg completed a multi-year $6.4 million renovation program that included renovations to its ballroom, lobby, restaurant and seven floors of guestrooms. The hotel now includes Fairmont Gold, Fairmont's hotel within a hotel product.

Delta Winnipeg – 350 St. Mary Avenue, Winnipeg, Manitoba

The 392-room Delta Winnipeg, built in 1974, is the largest hotel of its class in the downtown core and is connected by a skywalk to the Winnipeg convention centre. The hotel has 13 meeting rooms offering 18,100 square feet of function space. In 2001, The Delta Winnipeg completed an $8.5 million renovation program. All guestrooms, corridors, meeting rooms, the lobby, restaurant and lounge were renovated and two floors turned into Signature Club floors.

Delta Toronto Airport West – 5444 Dixie Road, Mississauga, Ontario

Located at Dixie Road and Highway 401, the Delta Toronto Airport West is only minutes from Pearson International Airport. The 296-room hotel offers over 14,100 square feet of function space in 25 meeting rooms, a business centre and a health club with indoor pool. In early 2003, this property was rebranded to a Delta (formerly Four Points Hotel Toronto Airport.) A renovation program is currently underway.

The Fairmont Royal York – 100 Front Street West, Toronto, Ontario

Located in the heart of downtown Toronto, The Fairmont Royal York is one of Canada's largest and most famous hotels. Completed in 1929 and expanded in 1956, the hotel has long been a focal point of the sophisticated life of Canada's largest city. Over the past decade, the hotel has been modernized and restored to its original grandeur through a capital expenditure program totalling over $100 million. The elegant hotel boasts 1,365 guest rooms, 81,000 square feet of function space in 41 meeting rooms, a state-of-the-art business centre and a

health club with an indoor pool. An executive meeting centre including eight meeting rooms was completed in 1997. Major renovations to the main lobby and the creation of the new signature restaurant and lobby bar, Epic, were completed in May 2001. In addition, the hotel's mezzanine meeting facilities were recently upgraded. In 2002, the hotel completed upgrades to the Imperial Room and Library Bar.

Delta Toronto East – 2035 Kennedy Road, Toronto, Ontario

Located along Highway 401, Delta Toronto East is only 20 minutes from downtown and just 20 minutes from Pearson International Airport. The Delta Toronto East has a total of 368 guestrooms, and over 22,000 square feet of function space in 23 meeting rooms. Facilities include a business centre, a health club and indoor pool with a giant waterslide. In 1998, the Delta Toronto East upgraded its guestrooms and converted some rooms into a Signature Club floor at a total cost of $1.2 million.

Fairmont Château Laurier –1 Rideau Street, Ottawa, Ontario

Located along the eastern boundary of Parliament Hill, Fairmont Château Laurier has been a centre of activity in the national capital since it opened in 1912. The hotel is one of Ottawa's landmarks, constructed of limestone, granite and marble in a distinctive French chateau style, and topped with a copper roof. The 429-room hotel is perfectly located for both business and leisure travel, situated close to the National Art Gallery, the Ottawa Congress Centre and the National Arts Centre, and just minutes from key government and business offices. Facilities include 16 meeting rooms with over 32,800 square feet of function space, a business centre and a health club with an indoor pool.

Delta Ottawa Hotel and Suites – 361 Queen Street, Ottawa, Ontario

The Delta Ottawa Hotel and Suites is located in the heart of Ottawa's business district, just a few blocks away from Constitution Square, World Exchange Plaza, the Supreme Court and Parliament. The Delta Ottawa has a total of 328 guestrooms, and 12,000 square feet of function space in its 13 meeting rooms. Facilities include a full service business lounge with boardroom and a health club complete with a 115-foot, 2-storey indoor waterslide and indoor pool. The term of the lease of the property on which the hotel is situated, including a renewal term under an option exercisable by the Trust, expires in 2016.

Fairmont The Queen Elizabeth – 900 René Lévesque Blvd. W., Montreal, Quebec

The 1,039-room hotel is located in the heart of Montreal's central business district and offers convenient access to prime shopping areas, McGill University, the Palais des Congres, and Old Montreal. Fairmont The Queen Elizabeth was designed to host meetings and conventions and offers more than 52,000 square feet of function space in 32 meeting rooms. Other facilities include a business centre and a health club with an indoor pool. Fairmont The Queen Elizabeth recently completed a $50 million multi-phase renovation program involving guestrooms, lobby, meeting space and retail upgrades.

Delta Centre-Ville – 777 University Street, Montreal, Quebec

The Delta Centre-Ville is located in downtown Montreal, only steps away from historic Old Montreal. This 711-room hotel is physically linked to The Montreal Exchange and is adjacent to the World Trade Centre and the Montreal Convention Centre. The Delta Centre-Ville's 18 meeting rooms offer over 22,600 square feet of function space. Other facilities include a health club with an indoor pool and Business Class service. Since its acquisition in 1998, the hotel has been refurbishing guestrooms and public areas. In 2001, the hotel completed the renovation of five floors of guestrooms and the front entrance canopy.

Fairmont Le Château Frontenac – 1 rue des Carrières, Quebec City, Quebec

Built in 1893 overlooking the St. Lawrence River, the 617-room Fairmont Le Château Frontenac is located in the heart of old Quebec City and is the city's number one landmark, reputed to be the most photographed hotel in the world. It offers 14 meeting rooms providing over 22,000 square feet of function space. In addition, Fairmont Le Château Frontenac has business services and a health club with an indoor pool. Eleven new guestrooms and another Fairmont Gold floor were completed in 1999 at an approximate cost of $3 million.

Delta Beauséjour – 750 Main Street, Moncton, New Brunswick

A 311-room hotel located in the centre of Moncton, Delta Beauséjour is a major business centre and comfortable retreat for travellers in the Maritime region. In 1996, the Delta Beauséjour started several renovation projects which included the expansion of its convention facilities, the renovation of its bedrooms and restaurant as well as the enclosure of the pool and the addition of an exercise facility. In addition, the hotel has a business centre and 15 meeting rooms with more than 24,000 square feet of function space. The lease of the hotel and the property on which it is situated expires in 2007. The lease contains a five-year renewal option in favour of the lessee.

Delta Barrington – 1875 Barrington Street, Halifax, Nova Scotia

The Delta Barrington is located in the heart of Halifax's business district, adjacent to the restored harbour front. The Delta Barrington has a total of 200 guestrooms and 6,700 square feet of function space in its nine meeting rooms. The hotel also offers a health club with an indoor pool. In 1999, the hotel commenced a complete renovation of its guestrooms, lobby, façade and restaurants. This renovation was completed in 2000 at a total cost of $2.6 million. The leasehold of the property on which the hotel is situated expires in 2010. The lease contains a five-year renewal option in favour of the lessee.

Delta Halifax – 1990 Barrington Street, Halifax, Nova Scotia

Situated in the downtown Scotia Square complex, the 296-room Delta Halifax is at the centre of a city that boasts a maritime tradition dating from 1749. The hotel provides convenient access to the World Trade and Convention Centre, the provincial legislature, Halifax harbour and the city's historic properties. Facilities at the Delta Halifax include a business centre, 12

meeting rooms with over 9,000 square feet of function space, and a health club with an indoor pool. The long-term lease of the property on which the hotel is situated expires in 2039.

Delta Prince Edward – 18 Queen Street, Charlottetown, Prince Edward Island

Located in the centre of Charlottetown's waterfront, the 211-room, 10-storey Delta Prince Edward offers a wide range of facilities, including its own marina and waterfront park. The hotel's facilities also include 13 meeting rooms with over 25,000 square feet of function space, a business centre and a health club with an indoor pool.

The Fairmont Washington, D.C. – 2401 M Street NW, Washington, District of Columbia

Built in 1985, the 418-room The Fairmont Washington, D.C. is located in Washington's West End on the edge of picturesque Georgetown and is considered one of the city's premier luxury properties. The Fairmont Washington, D.C. is close to Washington's finest museums, theaters (including the Kennedy Center), shopping and dining. The hotel has extensive function space with 17 meeting rooms totaling more than 29,000 square feet, a 17,500 square foot fitness center and award-winning dining. Between 1999 and 2000, the majority of the hotel's guestrooms and meeting space were renovated. Legacy acquired The Fairmont Washington, D.C. in December 2002, marking Legacy's first expansion into the U.S. market. Fairmont Hotels & Resorts Inc. manages the property.

Property	Year Opened	Guest-rooms	Fairmont Gold/ Signature Club Rooms	Meeting Rooms
The Fairmont Empress, *Victoria, BC*	1908	477	40	5
The Fairmont Hotel Vancouver, *Vancouver, BC*	1939	556	39	15
The Fairmont Waterfront, *Vancouver, BC*	1991	489	47	11
Delta Calgary Airport, *Calgary, AB*	1979	296	–	15
The Fairmont Palliser, *Calgary, AB*	1914	405	48	14
Sheraton Suites Calgary Eau Claire, *Calgary, AB*	1998	323	44	12
The Fairmont Hotel Macdonald, *Edmonton, AB*	1915	198	–	8
Delta Bessborough, *Saskatoon, SK*	1935	225	37	11
The Fairmont Winnipeg, *Winnipeg, MB*	1970	340	36	9
Delta Winnipeg, *Winnipeg, MB*	1974	392	49	13
Delta Toronto Airport West, *Mississauga, ON*	1976	296	–	25
The Fairmont Royal York, *Toronto, ON*	1929	1,365	85	41
Delta Toronto East, *Toronto, ON*	1982	368	20	23
Fairmont Château Laurier, *Ottawa, ON*	1912	429	33	16
Delta Ottawa Hotel and Suites, *Ottawa, ON*	1975	328	23	13
Fairmont The Queen Elizabeth, *Montreal, QC*	1958	1,039	79	32
Delta Centre-Ville, *Montreal, QC*	1977	711	128	18
Fairmont Le Château Frontenac, *Quebec City, QC*	1893	617	55	14
Delta Beauséjour, *Moncton, NB*	1972	311	–	15
Delta Barrington, *Halifax, NS*	1980	200	31	9
Delta Halifax, *Halifax, NS*	1974	296	–	12
Delta Prince Edward, *Charlottetown, PEI*	1984	211	–	13
The Fairmont Washington, D.C. *Washington, D.C.*	1985	418	0	17

HOTEL OPERATIONS

The Trust benefits from access to the broad expertise available to it through Fairmont and Delta, which include a full range of corporate services such as global reservations capability, advertising and modern technology. The Hotel Portfolio also benefits from the customer loyalty and service reputation associated with the brand identities of Fairmont and Delta, which collectively have 79 first class and luxury full service hotels and resorts under management, franchise or licence.

Fairmont is North America's largest luxury hotel management company with 41 distinctive city centre and resort hotels in Canada, the United States, Bermuda, Barbados, Mexico and the United Arab Emirates. It has more than 20,000 guestrooms and approximately 22,000 employees under management. Fairmont provides hotel management services to the Trust's 11 luxury hotels – which represent approximately 70% of the Hotel Portfolio's revenues.

Delta manages and franchises a diverse portfolio of 38 urban, airport and resort properties in Canada, representing approximately 11,300 rooms which are serviced by approximately 8,000 employees. Delta provides hotel management services for the Trust's 11 first-class hotels.

Fairmont and Delta, either directly or through their affiliate, CPHMC, conduct hotel operations in the Hotel Portfolio with a staff of approximately 8,300 experienced service, operating, maintenance, supervisory and support employees. These employees are employed by the Operator and other subsidiaries of the Trust and work under the direction and control of the general managers in each hotel. The responsibilities under each Management Agreement include ensuring the efficient management and administration of the hotel, providing central reservations, sales, marketing, public relations, group purchasing and human resources services, ensuring compliance with all labour regulations, licensing restrictions and other regulatory requirements and supervising or performing the cash management, accounting and financial reporting functions for each hotel.

The Management Agreements also provide for the preparation of annual budgets, which include a capital expenditure plan, a marketing plan and other operating plans, for submission to the Operator for approval, and for a capital replacement reserve of between 4% and 5% of total revenues.

CPHMC, Fairmont and Delta receive a base management fee of 2% to3% of gross revenues and are also entitled to earn annual incentive fees based on the profitability of each hotel in the Hotel Portfolio. Additionally, as it relates to the Initial Portfolio, CPHMC is entitled to an incentive fee based on the overall profitability of the Initial Portfolio. CPHMC, Fairmont and Delta are also paid cost-recovery charges for centralized services such as central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services. Such charges are based on cost and are consistent with the corresponding cost-recovery charges applied by Fairmont and Delta to other properties they manage for third parties. In December 2002, the Trust entered into a long-term, incentive-based management contract for The Fairmont Washington, D.C. with FHR. In connection with Fairmont securing the management contract on this property, Fairmont will pay a fixed amount to the Trust over a three-year period. Legacy has deferred this amount and will amortize it over the life of the management contract. This amortization will be applied to reduce management fees expense.

The Management Agreements for the Initial Portfolio have initial terms of 50 years and renewal periods of five years each, exercisable at the option of CPHMC. The Management Agreements serviced directly by Delta have 10-year terms. With respect to both the Fairmont Empress and Fairmont Le Château Frontenac, the Fairmont Management Agreements have

initial terms of 25 years, and five renewal periods, totalling 25 years. The Fairmont Management Agreement for The Fairmont Winnipeg expires in 2006. The Management Agreement for the Sheraton Suites Calgary Eau Claire expires in 2023 and has two renewal periods of five years each. The Management Agreement for the Fairmont Washington, D.C. has an initial term of 25 years with five renewal periods of five years each. The Trust believes that the management arrangements described above will enable the Operator to conduct the day-to-day operations of each hotel maintaining the high standards of service and efficiency established by both Fairmont and Delta.

COMPETITION

The hotel business is highly competitive. The Trust's hotels compete not only in their local markets against similar classes of hotels, but compete nationally and internationally against limited and full service hotels. Competitive factors in the hotel industry include room rates, quality of accommodations, name recognition, service levels and convenience of location. Demographic, geographic or other changes in the markets in which hotels owned by the Trust are located may affect the operations of these hotels.

The industry is also subject to changes in general, local and international economic conditions, seasonal variations in cash flow, overbuilding, varying demand levels for rooms and related services, changes in the availability and cost of labour, currency fluctuations, changes in travel patterns and trends, technology and service requirements. Furthermore, new or existing competitors could significantly reduce room rates or offer greater conveniences, services or amenities or significantly expand or improve facilities in the markets in which the Trust's hotels compete.

The Trust has a competitive advantage given its unique collection of business hotels, managed by recognized leaders in the Canadian and North American markets. Many of the Trust's hotels are irreplaceable landmarks located on prime real estate such as The Fairmont Hotel Vancouver and The Fairmont Royal York, while others, such as The Fairmont Empress, the Fairmont Château Laurier and Fairmont Le Château Frontenac are focal points for tourism in their cities and provinces. The number of competitors able to offer these characteristics is somewhat limited, due to building restrictions or the availability of similar real estate.

The Trust reserves between 4% and 5% of its gross revenues for maintenance capital expenditures, both in accordance with its management contracts and in order to maintain the quality of its hotels so that they continue to attract a discerning clientele. In 2002, approximately $31.9 million was spent on upgrade and maintenance capital projects. Additionally, $18.5 million was spent on profit-enhancing projects. These capital expenditures exceeded the capital replacement reserve by approximately $21.4 million. Projects included Phase two of a multi-phase renovation program at Fairmont The Queen Elizabeth. This phase involved the continuation of guestroom upgrades, including Fairmont Gold guestrooms and lounge as well as renovations to the convention floor's Mansfield Wing. Phase three, which involves the completion of the convention floor renovations and upgrades to the lobby and additional guestrooms, began in the fourth quarter of 2002 and is

scheduled for completion in the first half of 2003. Also during the year, upgrades were completed to the Fairmont Royal York's Imperial Room and Library Bar. The Fairmont Winnipeg renovation program was completed including renovation to the lobby and restaurant.

Both Fairmont and Delta are leaders in their respective hotel markets. Delta is the largest operator of first class hotels in Canada and maintains the largest national sales organization in its market segment. Fairmont is the largest luxury hotel management company in North America and is supported by a network of sales professionals in Canada, the U.S. the U.K. and Germany.

ENVIRONMENTAL PROTECTION

It is the Trust's operating policy to obtain a Phase I assessment, conducted by an independent and experienced environmental consultant, prior to acquiring any property. Phase I assessments typically involve site visits by qualified environmental consultants, with a view to identifying visually obvious concerns such as surface staining and evidence of underground storage tanks. Phase I assessments also include reviews of title, fire department records and statutory compliance. Where warranted, a Phase II assessment may be recommended by the environmental consultants. A Phase II investigation typically involves physical testing (for example, of soil and groundwater) to determine whether remedial or corrective steps are required.

Phase II assessments were recommended by the environmental consultants at the time of the Trust's acquisition of the Initial Portfolio at The Fairmont Palliser, The Fairmont Hotel Vancouver and The Fairmont Royal York. The need for a Phase II assessment at The Fairmont Palliser was eliminated during construction of the Railway Car Pavilion built adjacent to The Fairmont Palliser by Canadian Pacific Railway, when no noted environmental issues were discovered. The Phase II assessments at The Fairmont Hotel Vancouver and at The Fairmont Royal York were completed during 2000, and the costs involved in remediation work was charged against the reserve provided to the Trust by FHR at the time of the purchase of the Initial Portfolio.

A Phase I environmental assessment carried out in September 2000 at The Fairmont Empress recommended a Phase II assessment be conducted in view of certain environmental concerns existing adjacent to the property. The February 2002 report of the Phase II assessment concluded that groundwater samples and a site-specific risk assessment for portions of the land may be required. It is the opinion of management that any environmental remediation work that is necessary at The Fairmont Empress pursuant to the Phase II report will not involve material expenditures by the Trust.

Each year, all of the Trust's hotels complete a questionnaire designed to pinpoint any environmental concerns. No significant issues were identified in any property as a result of the 2002 environmental questionnaire. Environmental compliance programs are in place at all of the Trust's hotels.

The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

International Exposure

The Trust's hotels draw approximately 35% of their clientele from outside Canada, particularly from the U.S. with respect to its city centre locations, as well as tourists from Asia and Europe. Accordingly, the Trust has been impacted by the reduction in travel for both business and leisure as a result of the war in Iraq, terrorism concerns, weak U.S. and global economies, airline industry problems and concerns over severe acute respiratory syndrome.

Human Resources

The Trust, through its Operator, currently employs approximately 8,300 employees (including full-time and part-time employees) located at its 23 hotels. Both Fairmont and Delta have programs dedicated to employee selection, training, development and recognition. Each company has established these programs to attract the best talent and create employee commitment and loyalty. The Trust benefits from the strong service-based culture among its employees which helps provide consistent, personalized service of an exceptional standard.

Union Negotiations

Approximately 5,000 of Legacy's 8,300 employees at 15 of Legacy's 23 properties are unionized. In 2002, eight hotels had labour contracts expire, seven of which were settled at what management believes were prevailing market rates during the year. Negotiations are continuing at Fairmont le Château Frontenac following the expiration of its labour contract late in 2002. In April 2003, The Fairmont Winnipeg successfully settled a new four-year labour contract with its employees. Negotiations are continuing at The Fairmont Palliser following its contract expiration in early 2003. Three other labour contracts expire in 2003. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached.

Litigation

The Trust, the Operator, Fairmont and Delta are, from time to time, involved in litigation in the ordinary course of their businesses. The Trust maintains liability insurance that it considers adequate to insure claims related to usual risks associated with the operation of hotels.

DESCRIPTION OF UNITS, VOTING CERTIFICATES AND DECLARATION OF TRUST

GENERAL

Certain amendments were required to be made to the Declaration of Trust to effect the Empress/Frontenac Acquisitions. Unitholder approval was sought and obtained at a special meeting of Unitholders held on December 4, 2000 to create the Voting Certificates, as well as to remove certain of the restrictions on the Trust's ability to enter into joint venture agreements (see "Investment Restrictions and Operating Policies – Investment Restrictions").

UNITS

The beneficial interests in the Trust are divided into a single class of Units. The aggregate number of Units which the Trust may issue is unlimited. There are 89,360,094 Units currently issued and outstanding. A further 4,714,724 Units are issuable on exercise of options outstanding. The maximum number of units reserved for issuance under the Unit Option Plan is 5,924,449. Each Unit represents a Unitholder's proportionate undivided beneficial interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the Trust and, in the event of termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form to The Canadian Depository for Securities Limited and are transferable. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without Unitholder approval. No fractional Units will be issued.

VOTING CERTIFICATES

Voting Certificates do not have nor will they be entitled to any beneficial interest in the Trust and are not Units of the Trust. Voting Certificates are personal property. Voting Certificates will rank among themselves equally and rateably without discrimination, preference or priority. Holders of Voting Certificates shall be entitled to attend and vote at all meetings of holders of Units, where the holders of Voting Certificates will have one vote for each Voting Certificate held. Voting Certificates and Units shall be aggregated to establish a quorum, a particular majority, or other numbers of votes required for the conduct of business at meetings of holders of Units, or matters requiring the approval of the holders of Units.

Voting Certificates may only be transferred if, coincident with the transfer of the Voting Certificates, an equal number of Exchangeable Shares (see "Description of the Business – Empress/Frontenac Acquisitions – Structure of the Acquisitions") is also transferred to the transferee. There are currently 14.7 million Voting Certificates issued and outstanding.

Convertible Debentures

On February 14, 2002, the Trust issued $150 million of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may be redeemed by the Trust, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Trust units on the TSX for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

The Trust may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date.

The Convertible Debentures are classified as equity on the consolidated balance sheets since the Trust may elect to satisfy the interest and principal obligations through the issuance of Units. Similarly, interest payments and issuance costs are charged directly to retained earnings. The Trust paid issuance costs totaling $5.3 million in connection with this offering.

Purchase of Units

The Trust may purchase Units in accordance with the applicable securities legislation and the rules prescribed under stock exchange or regulatory policies. Any such purchases constitute an issuer bid under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements. A Unitholder does not have the right at any time to require the Trust to purchase such Unitholder's Units.

Issuance of Units

The Trust may issue additional Units from time to time. Unitholders do not have any pre-emptive rights whereby additional Units proposed to be issued are first offered to existing Unitholders. Up to 14.7 million Units are issuable upon the exchange of the Exchangeable Shares (see "Description of the Business – Empress/Frontenac Acquisitions – Structure of the Acquisitions"). In addition to Units which may be issued pursuant to the exchange of the Exchangeable Shares and the Unit Option Plan, new Units may be issued for cash through public offerings, through rights offerings to existing Unitholders (in which holders of Units and Voting Certificates receive rights to subscribe for new Units in proportion to their existing holdings of the Units or Voting Certificates, which rights may be exercised or sold to other investors), or through private placements (offerings to specific investors that are not

made generally available to the public or existing Unitholders). In certain instances, the Trust may also issue additional Units as consideration for the acquisition of new properties or assets. The price or the value of the consideration for which Units may be issued will be determined by the Trustees, in accordance with the operating policies as described below in "Investment Restrictions and Operating Policies – Operating Policies", generally in consultation with investment dealers or brokers who may act as underwriters or agents in connection with offerings of Units.

MEETINGS OF ***HOLDERS*** *OF UNITS AND VOTING CERTIFICATES*

Meetings of Unitholders and holders of Voting Certificates must be called and held for the election or removal of Independent Trustees, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described under "Amendments to Declaration of Trust"), the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees), and the termination of the Trust.

Meetings of holders of Units and Voting Certificates are held annually for the election of the Independent Trustees and the appointment of the auditors of the Trust. A meeting of holders of Units and Voting Certificates may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units and Voting Certificates then outstanding by a written request. Such request must state in reasonable detail the matters proposed to be addressed at the meeting. Holders of Units and Voting Certificates have the right to obtain a list of Unitholders and holders of Voting Certificates to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act*. Holders of Units and Voting Certificates may attend and vote at all meetings of holders of Units and Voting Certificates either in person or by proxy, and a proxy need not be a Unitholder or a holder of Voting Certificates.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the aggregate of Units and Voting Certificates. The Trust may require declarations as to the jurisdictions in which beneficial owners of Units or holders of Voting Certificates are resident. If the Trustees determine that more than 49% of the aggregate of Units and Voting Certificates are held by non-residents, the Trustees may send a notice to non-resident holders of Units and Voting Certificates, requiring them to sell all or a portion of their Units or Voting Certificates within a specified period of not less than 60 days. If the holders of Units and Voting Certificates receiving such a notice have not sold the specified number of Units or Voting Certificates or provided the Trust with satisfactory evidence that they are not non-residents within the designated period, the Trust will sell these Units or Voting Certificates on behalf of such Unitholders or holders of Voting Certificates. Upon the completion of the sale of the Units or Voting Certificates, the affected holders will cease to be holders of Units or Voting Certificates and their rights shall be limited to receiving the net proceeds of sale.

Prohibitions Against Ownership by Certain U.S. Retirement Plans

The Declaration of Trust prohibits the following entities from purchasing or otherwise acquiring or holding, directly or indirectly, beneficial ownership of any Units or Voting Certificates at any time:

(a) any "employee benefit plan", as defined in Section 3 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is subject to Title I of ERISA;

(b) any "plan", as defined in and subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"); and

(c) any other entity which may be deemed (pursuant to ERISA, regulations of the United States Department of Labor or otherwise) to hold at any time assets of any such "employee benefit plan" or "plan" (collectively, "U.S. Retirement Plans").

If the Trustees determine that a U.S. Retirement Plan has purchased or acquired or is otherwise holding Units or Voting Certificates, the Trustees may require the U.S. Retirement Plan to sell these Units or Voting Certificates. Each purchaser or other acquirer of Units or Voting Certificates (including any subsequent purchaser or other acquirer) will be deemed to have:

(a) represented to the Trust and FHR that neither its acquisition nor holding of such securities violates the foregoing prohibitions; and

(b) agreed to indemnify the Trust and FHR and their respective Trustees, directors, employees and affiliates (including their respective successors and assigns) against

any loss, cost or damage caused by any breach by such purchaser or other acquirer of the foregoing prohibitions and representation.

Such prohibitions, representation and indemnity are collectively referred to herein as the "U.S. Retirement Plan Restrictions".

The Declaration of Trust also provides that if the Trust makes a public announcement that the Trustees believe that the U.S. Retirement Plans Restrictions are not then in the best interests of the Trust, the U.S. Retirement Plans Restrictions will thereafter be immediately suspended until such time as the Trustees reinstate the U.S. Retirement Plans Restrictions by causing the Trust to issue a public announcement of such reinstatement. The Trust is continuing to evaluate alternatives for suspending the U.S. Retirement Plans Restrictions.

Information and Reports

The Trust will furnish to holders of Units and Voting Certificates financial statements (including quarterly and annual financial statements) and other reports as are required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each annual and special meeting of holders of Units and Voting Certificates, the Trustees will provide the holders of Units and Voting Certificates (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the *Canada Business Corporations Act*.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer either, at the election of such Unitholders, on the terms offered by the offeror or at the fair value of such Unitholders' Units determined in accordance with the procedures set out in the Declaration of Trust.

Term of the Trust and Sale of Substantially All Assets

The Trust has been established for an indefinite term. Pursuant to the Declaration of Trust, termination of the Trust or the sale or transfer of the assets of the Trust as an entirety or substantially as an entirety (other than as part of an internal reorganization of the assets of the Trust as approved by the Trustees) requires approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time. Certain amendments (including termination of the Trust) require approval by at least two-thirds of the votes cast at a meeting of the holders of Units and Voting Certificates called for this purpose. Other amendments to the Declaration of Trust require approval by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates called for such purpose.

The Trustees may, without approval of the holders of Units and Voting Certificates, make certain amendments to the Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status as a "mutual fund trust" and a "registered investment" under the Tax Act, or the distribution of Units;

- which, in the opinion of the Trustees, provide additional protection for the holders of Units and Voting Certificates;

- to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections that are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the holders of Units and Voting Certificates;

- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or to prevent the assets of the Trust from being subject to certain provisions of ERISA or Section 4975 of the *U.S. Tax Code*; and

- for any purpose (except one in respect of which a vote of holders of Units and Voting Certificates is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to holders of Units and Voting Certificates and is necessary or desirable.

Potential Conflicts of Interest

The Declaration of Trust contains conflict of interest provisions requiring Trustees to disclose material interests in material contracts and transactions.

The Trust may be subject to various conflicts of interest because of the fact that FHR and its directors, officers and associates, as well as the Trustees, are engaged in a wide range of real estate, hotel development and management and other business activities. The Trust has entered into the strategic alliance agreement which addresses certain potential conflicts of interest.

The Trustees and associates or affiliates of FHR may also deal with persons, firms, institutions or corporations with which the Trust may be dealing, or which may be seeking investments similar to those desired by the Trust. The interests of these persons could conflict

with those of the Trust. In addition, from time to time, these persons may be competing with the Trust for available investment opportunities.

Any decisions regarding the enforcement by the Trust of the terms of any agreement entered into by the Trust with a Trustee who is not an Independent Trustee, or with FHR or one of its affiliates, or with an associate of a non-Independent Trustee or FHR must be made by a majority of the Independent Trustees. The non-Independent Trustees may attempt to influence the Independent Trustees in this regard.

DISTRIBUTION POLICY

The following outlines the distribution policy of the Trust as contained in the Declaration of Trust. The distribution policy may be amended only with the approval of a majority of the votes cast at a meeting of Unitholders.

GENERAL

The Trust will distribute to Unitholders quarterly, on or about the 20th day following the end of each quarter other than January 20 and on or about December 31 in each calendar year (a "Distribution Date"), not less than one-quarter of 85% of the estimated Distributable Income of the Trust on an annualized basis. Distributable Income is the income of the Trust determined in accordance with the Tax Act, adjusted and calculated pursuant to the provisions of the Declaration of Trust. Unitholders will also be entitled to receive a distribution on December 31 of each year of:

(a) the net realized capital gains of the Trust and the net recapture income of the Trust for the year then ended; and

(b) any excess of the income of the Trust for the purposes of the Tax Act (computed without regard to subsection 104(6) of the Tax Act) over distributions otherwise made for that year.

Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the Trustees' estimates for the prior periods. If the Trustees anticipate a cash shortfall or determine that it would be in the best interests of the Trust, they may reduce for any period the percentage of Distributable Income to be distributed to Unitholders.

Distributions will be made in cash, except that in the event that taxable income of the Trust (computed without regard to subsection 104(6) of the Tax Act) exceeds its Distributable Income, distributions may be in the form of additional Units.

TAX DEFERRAL ON DISTRIBUTIONS

To date, a portion of the distributions made by the Trust to Unitholders were tax deferred by reason of the Trust's ability to claim capital cost allowance and certain other deductions. The adjusted cost base of Units held by a Unitholder will generally be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount.

INVESTMENT RESTRICTIONS AND OPERATING POLICIES

The Declaration of Trust contains investment restrictions and operating policies which govern the activities and management of the Trust. In addition, the Trustees, with the advice and assistance of CPHMC, establish at least annually the Trust's operating plan and investment guidelines, taking into account both its financial position and current market conditions for investment in hotel properties.

For the purpose of the following investment restrictions and operating policies, the assets, liabilities and transactions of a corporation or other entity wholly or partially owned by the Trust are deemed to be those of the Trust on a proportionate consolidation basis. In addition, any references in the following to investments in real property are deemed to include an investment in a joint venture.

INVESTMENT RESTRICTIONS

The assets of the Trust may be invested only in accordance with the following investment restrictions:

(a) the Trust's activities are limited to the direct or indirect ownership (but not the operation) of hotels primarily in Canada and such other investments and activities in the hotel field as are consistent with the other investment guidelines of the Trust and approved by a majority of the Trustees from time to time;

(b) all of the Trust's hotel and other investments must be leased to a qualified operator;

(c) the Trust must not make any investment or take any action that would result in Units not being units of a "mutual fund trust" within the meaning of the Tax Act, that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust being liable under the Tax Act to pay tax as a result of holdings by the Trust of foreign property as defined in the Tax Act, or that would result in Units being foreign property for the purpose of the Tax Act;

(d) the Trust may invest in a joint venture arrangement (but not a partnership) only if:

   (i) the arrangement is one where the Trust holds an interest in real property jointly or in common with others ("joint venturers") either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity") as co-owner and not as partners;

   (ii) the joint venture arrangement provides an appropriate buy-sell mechanism to enable a joint venturer to purchase the other joint venturer's interests or to sell its interest; and

   (iii) the joint venture arrangement permits, but does not require, the Trust or its designee to participate fully in the management thereof;

(e) except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of a province of Canada, short-term government debt securities, some or all of the receivables under an instalment receipt agreement or in money market instruments of, or guaranteed by, a Schedule I Canadian chartered bank, in each case maturing prior to one year from the date of purchase of these securities by the Trust, the Trust may not hold securities other than securities of any other entity formed to operate one or more hotel properties or of a joint venture entity or of an entity wholly owned by the Trust;

(f) the Trust must not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g) other than investments in hotels which are consistent with the other investment restrictions and guidelines of the Trust and approved by a majority of the Trustees from time to time, the Trust must not invest in specialty real estate other than hotel properties (provided each property is leased to a qualified operator), or acquire interests in general partnerships or limited partnerships;

(h) the Trust must not invest directly in raw land for development except for properties adjacent to existing properties of the Trust acquired for the purpose of the renovation or expansion of existing properties;

(i) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) where:

   (i) the real property which is security therefor is a property which otherwise meets the investment restrictions and guidelines of the Trust adopted by the Trustees from time to time in accordance with the Declaration of Trust and the restrictions set out therein;

   (ii) the amount of the mortgage loan is not in excess of 75% of the value of the property securing the mortgage;

(iii) the mortgage is a first mortgage registered on the title to the real property which is security therefor; and

(iv) the aggregate value of the investments of the Trust in mortgages and mortgage bonds, after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity;

(j) the Trust may invest in mortgages and mortgage bonds (including, with the consent of a majority of the Trustees, a participating or convertible mortgage) if the sole intention is to use the acquisition of the mortgages as a method of acquiring control of a property or a portfolio of properties and such property or properties would otherwise meet the investment guidelines of the Trust and provided the aggregate value of the investments of the Trust in mortgages and mortgage bonds (including the mortgages and mortgage bonds referred to under (i) above), after giving effect to the proposed investment, will not exceed 20% of Adjusted Unitholders' Equity; and

(k) the Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (a), (e), (h) and (i) above.

OPERATING POLICIES

The Declaration of Trust provides that the operations and affairs of the Trust will be conducted in accordance with the following policies:

(a) the Trust must not purchase, sell, market or trade in currency or interest rate futures contracts otherwise than for hedging purposes with the term "hedging" having the meaning given to it under National Policy No. 39 adopted by the Canadian Securities Administrators, as amended from time to time;

(b) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage; and

(ii) to the extent that the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, must contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort will not be had to, nor will recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or agents of the Trust, but that only property of the Trust or a specific portion thereof will be bound, provided that the Trust will not be required, but will use all reasonable efforts, to

comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;

(c) except as permitted under paragraphs (h) and (k) under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", the Trust must not engage in construction or development of real property except as necessary to maintain its real property in good repair or to enhance the income-producing ability of properties in which the Trust has an interest;

(d) title to each real property shall be held by and registered in the name of:

(i) the Trust;

(ii) the Trustees; or

(iii) in the name of a corporation or other entity which:

(A) is wholly-owned by the Trust;
(B) is owned jointly by the Trust with joint venturers; or
(C) all the voting shares of which are held directly or indirectly by the Trust;

(e) the Trust must not incur or assume any indebtedness under a mortgage unless, at the date of the proposed assumption or incurring of the indebtedness, the aggregate of the amount of all indebtedness secured on such real property and the amount of additional indebtedness proposed to be assumed or incurred does not exceed 75% of the fair market value of such real property;

(f) the Trust must not incur or assume any indebtedness if, on a proforma basis after giving effect to the incurrence or assumption of such indebtedness, as described below under paragraph (m), the total indebtedness of the Trust, on a consolidated basis, would exceed 50% of the Trust's asset base;

(g) the Trust must not directly or indirectly guarantee any indebtedness or liabilities of any kind of a third party except indebtedness assumed or incurred under a mortgage by a corporation or other entity wholly owned by the Trust or owned jointly by the Trust with joint venturers and operated solely for the purpose of holding a particular property or properties where the mortgage, if granted by the Trust directly, would not cause the Trust to otherwise contravene the restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions", and, where the mortgage is granted by a joint venture entity and such mortgage is subject to a joint venturer being required to give up its interest in a property owned by the joint venture entity as a result of another joint venturer's failure to honour its proportionate share of the obligations relating to such property, the liability of the Trust is limited strictly to the proportion of the mortgage loan equal to the Trust's proportionate ownership interest in the joint venture entity;

(h) the Trust must obtain an independent valuation and engineering inspection of each property that it intends to acquire;

(i) the Trust must obtain and maintain at all times insurance coverage in respect of potential liabilities of the Trust and the accidental loss of value of the assets of the Trust from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties;

(j) the Trust must conduct a Phase I environmental audit of each real property to be acquired by it and, if the Phase I environmental audit report recommends a Phase II environmental audit be conducted, the Trust must conduct a Phase II environmental audit, in each case by an independent and experienced environmental consultant and, as a condition to any acquisition, the audit must be satisfactory to the Trustees;

(k) the Trust must not issue additional Units unless the Trustees consider such issuances not to be dilutive to ensuing annual distributions of Distributable Income to existing Unitholders;

(l) at no time can indebtedness, calculated on a proforma basis as described below under paragraph (m), aggregating more than 15% of the Trust's asset base (other than trade payables, accrued expenses and distributions payable) be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months; and

(m) for the purpose of the policies set out in paragraphs (f) and (l) above, calculations will be done on a proforma basis as at the date of the Trust's most recently published balance sheet giving effect to the incurrence of indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased indebtedness or the asset base since that date to the date of the calculation.

AMENDMENTS TO INVESTMENT RESTRICTIONS AND OPERATING POLICIES

Pursuant to the Declaration of Trust, all of the investment restrictions set out under the heading "Investment Restrictions and Operating Policies – Investment Restrictions" and the operating policies contained in subparagraphs (c), (f), (g), (h), and (i) under the heading "Investment Restrictions and Operating Policies – Operating Policies" may be amended only with the approval of two-thirds of the votes cast by holders of Units and Voting Certificates of the Trust at a meeting of holders of Units and Voting Certificates called for such purpose. The remaining operating policies may be amended with the approval of a majority of the votes cast by holders of Units and Voting Certificates at a meeting called for this purpose.

SELECTED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands of dollars except per Unit amounts)	2002	2001	2000
Number of hotels/rooms	23/10,290	21/9,558	19/8,500
Revenues	$ 647,629	$ 606,789	$ 501,731
Operating income from hotel operations	146,025	140,234	121,678
Operating income	99,953	99,085	92,136
Net income	55,105	53,732	62,935
Total assets	1,909,244	1,541,861	1,137,011
Total long-term debt [(1)]	744,908	681,825	332,545
Basic earnings per Unit	$0.50	$0.66	$1.01
Distributions per Unit	$0.74	$0.87	$0.98

Note:

(1) Includes $150,000 maturing in December 2003.

	2002				2001			
	Dec.31	Sep.30	Jun.30	Mar.31	Dec.31	Sep.30	Jun.30	Mar.31
Revenues	$160,334	$194,147	$177,159	$115,989	$143,716	$175,047	$170,303	$117,723
Operating income from hotel operations	27,499	61,225	49,225	8,076	27,503	55,667	45,700	11,364
Operating income (loss)	14,312	50,044	38,442	(2,845)	17,850	43,708	35,522	2,005
Net income (loss)	7,648	37,460	25,574	(15,577)	8,329	30,955	22,938	(8,490)
Basic earnings (loss) per Unit	0.04	0.40	0.27	(0.21)	0.10	0.38	0.28	(0.11)
Distributions per Unit	0.185	0.185	0.185	0.185	0.185	0.185	0.250	0.250

OPERATING STATISTICS

The occupancy rate is a key measure of the balance between room demand and supply, and represents the proportion of the hotel rooms available in any given period (available room nights) that were actually occupied by guests (occupied room nights). In addition, a hotel's food and beverage revenues and operating costs tend to be strongly influenced by the number of overnight guests that the hotel is accommodating at any given time.

The average room revenue or average daily rate ("ADR") generated per occupied room (or guest-nights) is influenced by the competitive environment prevailing in a particular market,

as well as the location, stature and condition of the hotel property, and the hotel's brand image, quality of service and management.

The revenue generated per available room ("RevPAR") is a key measure of operating performance. This measure takes into account both the average room rate and the occupancy level achieved by the hotel, and is influenced by both general market conditions and a particular hotel's market positioning and reputation.

	Occupancy		**ADR**		**RevPAR**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
Fairmont	69.4%	67.3%	$190.24	$189.72	$131.95	$128.80
Delta	68.0%	67.3%	$128.40	$122.34	$ 87.26	$ 82.33
Total	68.9%	67.7%	$168.70	$166.07	$116.18	$112.40

ADR, RevPAR and occupancy figures are based on the hotel portfolio composition as at December 31, 2002, as if owned for the full years presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS

A discussion of the Trust's operating results for the year ended December 31, 2002 may be found at pages 11 through 23 of the Trust's 2002 Annual Report in the section entitled "Management's Discussion and Analysis", which section is incorporated herein by reference.

OPERATING RISKS

There are certain risks inherent in an investment in the Units and in the activities of the Trust, including the following, which investors should carefully consider before investing in Units.

THE HOTEL INDUSTRY

Ownership of the hotels and the Operator subjects the Trust to the operating risks inherent in the hotel industry. These risks arise from a wide range of factors, including changes in general and local economic conditions, seasonal variations in cash flow, overbuilding in the hotel industry, varying levels of demand for rooms and related services, fluctuations in the price of equipment and supplies, changes in the availability and cost of labour, competition from other hotels, changes in travel patterns resulting from world events, the recurring need for renovation, refurbishment and improvement of hotel properties, changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs, changes in trends, technology and service requirements in the hotel industry, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate and other taxes and other operating expenses. There can be no assurance that regulatory compliance, downturns or prolonged adverse conditions in the hotel industry, real estate or capital markets, or national or local economies will not have a material adverse effect on the Trust's results of operations.

World Events

The lodging industry is facing a challenging environment. Terrorist acts, war in Iraq, weak U.S. and global economies, problems in the airline industry and severe acute respiratory syndrome have all affected the lodging industry recently and resulted in decreased customer visitation to some of the Trust's properties. These events, or the perceived threat posed by some of these events, and others not currently contemplated, could have a material adverse impact on Legacy's results of operations and financial performance.

Real Property Ownership

All real property investments are subject to elements of risk. Such investments are affected by general economic conditions, local real estate markets and various other factors. Certain significant expenditures, including property taxes, maintenance costs, debt repayments, insurance costs and related charges must be made throughout the period of ownership of real property regardless of whether the property is producing any income.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relationship with demand for and the perceived desirability of such investments. Such liquidity may tend to limit the Trust's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Trust were to be required to liquidate its real property investments, the proceeds to the Trust might be significantly less than the aggregate carrying value of its properties.

The Trust is also subject to the risks associated with debt financing, including the risk that any indebtedness may not be able to be refinanced or that the terms of such refinancing may not be as favourable as the terms of existing indebtedness.

Environmental Matters

Environmental and ecological legislation and policies have become increasingly important in recent years. Under various laws, the Trust could become liable for costs of removal or remediation of certain hazardous or toxic substances released on, in or from its properties or disposed of at other locations. Site remediation may be required as a result of private lawsuits or interventions by government regulators through site designations and clean-up orders. The standard of site remediation may vary depending on the use designations of the subject and surrounding lands.

Organizations and persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner by private plaintiffs.

It is the Trust's operating policy to obtain a Phase I environmental assessment, conducted by an independent and experienced environmental consultant, prior to acquiring a property. The Trust intends to continue to monitor and address environmental matters and has a comprehensive environmental management program to ensure related risks are minimized.

AVAILABILITY OF CASH FLOW

Because of items such as debt servicing costs and necessary capital expenditures, cash may not be available for distributions. The Trust may be required to use part of its debt capacity or to reduce distributions in order to fund such items.

AVAILABILITY OF GROWTH OPPORTUNITIES

There can be no assurance that the Trust will be able to acquire assets on an accretive basis or that distributions to Unitholders will increase.

MARKET INFLUENCES

One of the factors that may influence the market price of the Units is the annual yield on the Units. Accordingly, an increase in market interest rates may lead purchasers of Units to demand a higher annual yield which could adversely affect the market price of the Units. In addition, the market price for the Units may be affected by changes in general market conditions, fluctuations in the markets for equity securities and numerous other factors beyond the control of the Trust.

UNITHOLDER LIABILITY

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier (an "annuitant") will be held to have any personal liability as such, and that no resort will be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees. Only assets of the Trust are intended to be liable and subject to levy or execution.

The Declaration of Trust further provides that certain written instruments signed by the Trust (including all mortgages and, to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, other written instruments creating a material obligation of the Trust) must contain a provision or be subject to an acknowledgment to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant.

In conducting its affairs, the Trust will be acquiring real property investments subject to existing contractual obligations, including obligations under leases. The Trustees will use all reasonable efforts to have any such obligations modified so as not to have such obligation binding upon any of the Unitholders or annuitants personally. However, the Trust may not be able to obtain such modification in all cases. To the extent that claims are not satisfied by the

Trust, there is a risk that a Unitholder or annuitant will be held personally liable for obligations of the Trust where the liability is not disavowed as described above.

Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered by the Trust to be remote as the nature of the Trust's activities will be such that most of its obligations will arise by contract and non-contractual risks are largely insurable. However, the insurance policies maintained by the Trust have exclusions for certain environmental liabilities. In the event that payment of a Trust obligation were to be made by a Unitholder, such Unitholder would be entitled to reimbursement from the available assets of the Trust.

The Trustees will cause the activities of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any material risk of liability on the Unitholders for claims against the Trust. The Trustees will also cause the Trust to carry insurance to the extent that they determine to be possible and reasonable for the benefit of Unitholders and annuitants in such amounts as they consider adequate to cover any foreseeable non-contracted or non-excluded contractual liability.

Relationship with FHR, Fairmont and Delta

As a result of its relationships with FHR, Fairmont and Delta, the Trust receives many benefits. However, the Trust is dependent upon Fairmont and Delta with respect to the administration of the Trust and the operation of the hotels in the Hotel Portfolio as well as hotels subsequently acquired by the Trust.

FHR and its affiliates are entitled to appoint up to three Trustees and certain fundamental matters, including the nomination of Independent Trustees, require the concurrence of at least one of the Trustees appointed by FHR. As a result, FHR has the ability to influence the decision making of the Trust.

The liquidity of the Trust's assets may be constrained by the term of the Management Agreements and the rights of first offer and rights of first refusal contained in the strategic alliance agreement.

Changes in Legislation

There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which will adversely affect Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Dilution

The number of Units that the Trust is authorized to issue is unlimited. The Trustees have the discretion to issue additional Units in certain circumstances, including under the Unit Option Plan. From time to time the Trust makes distributions in units under the Distribution Reinvestment Plan and to FHR on occasions when FHR so elects. Any issuance of Units may have a dilutive effect on the purchasers of Units. However, the Declaration of Trust prohibits issuance of additional Units if such issuance would be dilutive to ensuing annual distributions of distributable income to existing Unitholders.

Price Fluctuation

The market price of the Units is sensitive to a variety of market conditions, including interest rates. A rise in interest rates may result in a decline in the market price of the Units.

MARKET FOR UNITS

The Units are listed on the TSX under the trading symbol LGY.UN.

MANAGEMENT OF THE TRUST

Trustees

The operations of the Trust, including its strategy, investments and management, is subject to the direction and control of the Trustees, a majority of whom must be Independent Trustees. Only individuals who have been recommended unanimously by the Nominating Committee can be candidates for election as Independent Trustees. One member of the Nominating Committee must be a non-Independent Trustee.

The Declaration of Trust provides for the election or appointment of a minimum of five and maximum of eight Trustees. In lieu of voting in respect of the election of Trustees, FHR and its affiliates have the right to appoint two Trustees for so long as they own 20% or more of the Units and the Voting Certificates, and one Trustee for so long as they own 10% or more but less than 20% of the Units and the Voting Certificates. In addition, for so long as FHR and its affiliates continue to manage at least 2,800 hotel rooms on behalf of the Trust, FHR and its affiliates have the right to appoint one additional Trustee.

The Independent Trustees are elected by resolution passed by a majority of the votes cast at a meeting of the holders of Units and Voting Certificates. Trustees elected at an annual meeting will be elected for terms expiring at the close of the subsequent annual meeting and will be eligible for re-election. A vacancy occurring among the Independent Trustees may be filled by resolution of the remaining Trustees or by the holders of Units and Voting Certificates at a meeting of the holders of Units and Voting Certificates. A Trustee elected to fill a vacancy will be elected for the remaining term of the Trustee succeeded.

A majority of the Trustees and the Chairman must be Independent Trustees and a Trustee (other than an appointee of FHR and its affiliates) may be removed with or without cause by two-thirds of the votes cast at a meeting of holders of Units and Voting Certificates or with cause by two-thirds of the remaining Trustees.

The standard of care and duties of the Trustees provided in the Declaration of Trust are similar to those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Accordingly, each Trustee is required to exercise the powers and discharge the duties of his office honestly, in good faith and in the best interests of the Trust and the holders of Units and Voting Certificates and, in connection therewith, to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The name, municipality of residence and principal occupation of each Trustee and officer of the Trust are as follows:

Trustees

Name and municipality of residence	Principal occupation	Trustee since:
Bryce W. Douglas (1)(2)(3) Toronto, Ontario	Retired Deputy Chairman RBC Dominion Securities Inc. (investment dealer)	October 23, 1997
William R. Fatt (2)(4)(5) Toronto, Ontario	Chief Executive Officer Fairmont Hotels & Resorts Inc.	September 11, 1997
Richard A. Goldstein (1)(2)(4)(5) Piermont, New York	Chairman and Chief Executive Officer International Flavors and Fragrances, Inc. (consumer products)	February 24, 1998
Neil J. Labatte(2) Toronto, Ontario	President and Chief Executive Officer of the Trust	April 24, 2003
Brian F. MacNeill (1)(2)	Chairman	August 15, 2001

Name and municipality of residence	Principal occupation	Trustee since:
Calgary, Alberta	Petro-Canada Inc. (integrated oil and gas company)	
John J. O'Connor (1)(3)(4)(5) Montreal, Quebec	Senior Partner Ogilvy Renault (law firm)	October 23, 1997

Notes:

(1) Independent Trustee
(2) Member of the Investment Committee
(3) Member of the Audit Committee
(4) Member of the Nominating Committee
(5) Member of the Compensation, Compliance and Governance Committee

Bryce W. Douglas has been Deputy Chairman, RBC Dominion Securities Inc. in excess of five years from the date hereof. Up to October 1, 2001, William R. Fatt was also Executive Vice President of Canadian Pacific Limited ("CPL"). From 1990 to his appointment to FHR Holdings Inc. ("FHRHI"), Mr. Fatt had been Chief Financial Officer of CPL. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI. In October 1999, he was appointed a director as well as Chairman and Chief Executive Officer of Fairmont, positions he still holds. Mr. Fatt was appointed Chief Executive Officer and a director of FHR on October 1, 2001. Richard A. Goldstein was appointed Chairman and Chief Executive Officer of International Flavors and Fragrances, Inc. in June 2000. From 1989 to June 2000, Mr. Goldstein was President and Chief Executive Officer of Unilever United States, Inc. Neil J. Labatte joined FHRHI in 1997 as Vice President Acquisitions, and in October 2001 he was appointed Senior Vice President, Real Estate of FHR. In July 1999, Mr. Labatte was appointed President and Chief Operating Officer of the Trust, and he held those positions until March 7, 2003 when he was appointed President and Chief Executive Officer. Brian F. MacNeill has been Chairman of Petro-Canada Inc. since May 2001. From April 1990 to May 2001, Mr. MacNeill was President and Chief Executive Officer of Enbridge Inc. John J. O'Connor has been a senior partner of Ogilvy Renault in excess of five years from the date hereof.

Senior Officers

Name and municipality of residence	Office with Trust	Principal occupation
Richard A. Goldstein Piermont, New York	Chairman	Chairman and Chief Executive Officer International Flavors and Fragrances, Inc.
William R. Fatt Toronto, Ontario	Vice Chairman	Chief Executive Officer Fairmont Hotels & Resorts Inc.
Neil J. Labatte Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of the Trust

Name and municipality of residence	Office with Trust	Principal occupation
M. Jerry Patava Toronto, Ontario	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer Fairmont Hotels & Resorts Inc.
Terence P. Badour Toronto, Ontario	Executive Vice President and General Counsel	Executive Vice President, Law and Administration, and Corporate Secretary Fairmont Hotels & Resorts Inc.
Brian R. McDiarmid Toronto, Ontario	Treasurer	Vice President and Treasurer Fairmont Hotels & Resorts Inc.
Sari L. Diamond Toronto, Ontario	Secretary	Assistant Corporate Secretary and Compliance Officer Fairmont Hotels & Resorts Inc.

The Declaration of Trust provides for the appointment by the Trustees of an Investment Committee, an Audit Committee, a Nominating Committee and a Compensation, Compliance and Governance Committee, the majority of the members of each of which must be Independent Trustees. The Trust does not have an Executive Committee.

The Trustees are responsible for the general control and direction of the Trust, and the supervision of the day-to-day operations of the Trust will be carried out by CPHMC. Certain fundamental actions of the Trust require the approval of five of the seven Trustees. Certain decisions respecting the Trust can be made only with the approval of a majority of the Independent Trustees. The approval of the Trustees or of the Investment Committee is required prior to the Trust making any acquisition or disposition and for the assumption or granting of any mortgage.

The Trustees and officers of the Trust as a group own, directly or indirectly, or exercise control or direction over less than 1% of the voting securities of the Trust or any subsidiary thereof. Some of the Trustees and Officers, as aforenoted, are directors or officers of FHR, which, as of the date hereof, indirectly owns 21,939,143 Units of the Trust, representing approximately 24.5% of the outstanding Units and approximately 21% of the outstanding votes and 14.7 million Voting Certificates of the Trust, representing 100% of the outstanding Voting Certificates and approximately 14.1% of the outstanding votes.

ADDITIONAL INFORMATION

The Trust will provide to any person, upon request to the Secretary of the Trust, Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario M5K 1B7 (telephone: (416) 874-2600):

(a) when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

    (i) a copy of this Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

    (ii) a copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditor and a copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year;

    (iii) a copy of the management proxy circular of the Trust in respect of its most recent annual meeting of Unitholders that involved the election of Trustees; and

    (iv) a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of any document referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

Additional information relating to the Trust, including the principal holders of the Units, options to purchase Units and interests of insiders in material transactions, is contained in the Trust's Management Proxy Circular dated March 7, 2003. Additional financial information, including the consolidated financial statements for the period ended December 31, 2002, is provided in the Trust's 2002 Annual Report. A copy of these documents may be obtained upon request from the Secretary of the Trust at the address and telephone number given above.